Exhibit 99.1

May 7, 2012

Jay Bhatt
President and CEO
Progress Software Corp
14 Oak Park
Bedford, MA 01730

cc:           Board of Directors

Dear Jay,

We enjoyed meeting with you at our offices last week.  As we discussed with you during our meeting, we appreciate the attitude from which you addressed the strategic plan and your openness to receiving input from shareholders during your evaluation process.  We agree with your premise that Progress Software Corporation ("Progress" or the "Company") needed to be refocused around its core strong cash flow application development business. Overall, this plan addresses many of the concerns that we outlined in our previous letters to management by increasing the operational focus of the Company while reducing costs and driving substantially improved earnings and cash flow.  We believe that this plan represents a large step in the right direction and will, if properly executed, improve the Company's performance and unlock significant value for all shareholders.

At the current share price, we believe Progress remains extremely undervalued due to the execution risk associated with the plan.  As such, it is critical for management to execute the planned restructuring of the Company in a focused and timely manner.  Given the extremely strong margins in the OpenEdge segment of the ongoing business, we believe that 35% operating margins are an easily achievable target and that there is additional upside for margins to expand beyond 35% with good execution.

Assuming the company is able to just execute to 35% operating margins, this would imply the company is currently trading at a 6.5x pro forma EBITDA multiple without even taking into effect the expected proceeds from the dispositions of the 10 or more businesses available for sale.  If those businesses are sold for only 2.0x sales the pro forma multiple would be 4.3x EBITDA(1).  If management and the board of directors (the "Board") are confident in this execution, we believe the Board should execute on the first part of the planned $350mm buyback with a large dutch auction in order to buy back more stock more quickly and then follow up with an open market buyback authorization.

We hope and expect that the current Board recognizes the importance of management maintaining their focus on the execution of the restructuring plan, divestiture plan and subsequent operating plan for the pro forma Company. As such, we strongly advise that you refrain from any acquisitions until after the Company has successfully executed the entire strategic plan and the Company is no longer undervalued by the stock market.

We have therefore decided to withdraw our director nominations and pending proxy contest at this year's annual meeting so that you and your team can singularly focus on your implementation of the strategic plan.  We are appreciative of the good working relationship we have developed with you and your team and look forward to continuing our constructive dialogue as we monitor the Company's progress in increasing profitability, growth, and shareholder value.

Best Regards,

Jeffrey C. Smith
Managing Member
Starboard Value LP

(1) Assumes $21.84 share price as of 5/4/2012.